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                                [BFS LETTERHEAD]

VIA EDGAR
---------

                                                     June 21, 2005

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                   Re:     Builders FirstSource, Inc.
                           Form S-1, filed June 20, 2005
                           SEC File No. 333-122788
                           -----------------------------
Dear Ms. Hardy:

                  On June 16, 2005, we requested, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1 (File No. 333-122788) of Builders FirstSource, Inc. (the "Company") be declared effective at 1:00 p.m. today, June 21, 2005, or as promptly as practicable thereafter.

                  We hereby respectfully request that the Staff delay such effectiveness until 3:00 p.m. today, June 21, 2005, and that we be notified of such effectiveness by a telephone call to Allison Amorison of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3180, and that such effectiveness also be confirmed in writing.


                                             Very truly yours,

                                             BUILDERS FIRSTSOURCE, INC.



                                             By: /s/ Donald F. MacAleenan
                                                ---------------------------
                                                Name:  Donald F. MacAleenan
                                                Title: General Counsel

cc:     Matt Franker
        Allison L. Amorison